Exhibit (a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 20, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Offeror (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Cowen and Company, LLC, which is the acting dealer manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SPECTRALINK CORPORATION

at

$11.75 Net Per Share

by

SPYGLASS ACQUISITION CORP.

a wholly-owned subsidiary of

POLYCOM, INC.

Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at $11.75 per Share (or any different amount per Share that is paid pursuant to the Offer) (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 20, 2007, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 7, 2007, BY AND AMONG THE OFFEROR, THE PARENT AND THE COMPANY (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company, and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”).

The Board of Directors of the Company unanimously determined that the Merger Agreement is advisable, and the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger taken together) are at a price and on terms that are in the best interests of the Company and the Company’s stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

The Board of Directors of the Company unanimously recommends that stockholders of the Company accept the offer tender their Shares in the Offer.

The Offer is conditioned upon, among other things: (i) the condition (the “Minimum Condition”) that, prior to the then scheduled expiration date of the Offer, there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by the Parent and Offeror (if any), represents at least a majority of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding Company options that (A) are vested and exercisable as of the then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 120 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), and (B) have an exercise price that is less than the Offer Price, plus (z) all Shares issuable upon exercise, conversion or exchange of any then outstanding securities (other than Company options) that are exercisable or convertible into, or exchangeable for, Shares; (ii) any waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and all other antitrust, competition or merger control consents reasonably deemed necessary by the Parent to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) having been received, either unconditionally or on terms reasonably satisfactory to the Parent; (iii) there being no suit, action or proceeding pending or overtly threatened by a governmental authority, among other things, challenging, prohibiting or otherwise seeking to impose material limitations on the ability of the Parent or the Offeror to consummate the Offer, to own and operate all or any portion of the business or assets of Parent, the Company, or their respective subsidiaries, or to exercise full rights of ownership of any Shares acquired in the Offer; (iv) no governmental authority having enacted any law, statute, rule or regulation or taken any other action that has the effect of making the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal or otherwise prohibiting or preventing the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger), or having issued or granted, or overtly threatened to issue or grant, any judgment, order or injunction (or taken or overtly threatened any other action) that has any of the foregoing effects; (v) there being no material adverse change in the Company or its business that is continuing; and (vi) there being no change in the recommendation of the Board of Directors of the Company or similar events relating to the Offer or the Merger. If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the Minimum Condition described in clause (i) above, and the conditions described in clauses (ii), (iii) and (iv) above to the extent that the directors or officers of the Company would be reasonably likely to have any material liability as a result of a waiver thereof (after taking into account the indemnification and insurance provisions set forth in the Merger Agreement for the benefit of such directors and officers), each of which may be waived only with the prior written consent of the Company. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.

Subject to the parties’ right to terminate the Merger Agreement if the Offer is not consummated by April 30, 2007 (subject to extension to July 31, 2007 under certain circumstances) and the parties’ rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offer shall be extended by the Offeror: (i) for any period as may be required by any rule, regulation, interpretation or position of the SEC, the staff of the SEC, or the Nasdaq Stock Market that is applicable to the Offer; (ii) if the Minimum Condition is not satisfied at any then scheduled expiration date of the Offer, for up to three (3) successive extension periods of ten (10) business days each in order to permit the satisfaction of the Minimum Condition; provided, however, that the Offeror will not be required (and, without the prior written approval of the Company, will not be permitted) to extend the Offer more than three (3) times pursuant to this clause (ii); or (iii) in the event that (A) any of the conditions to the Offer, other than the Minimum Condition, are not satisfied or waived as of any then scheduled expiration date of the Offer and (B) the Minimum Condition is satisfied at the time of such expiration date, then the Offeror shall extend the Offer for successive extensions periods of ten (10) business days each in order to permit the satisfaction of such conditions to the Offer.

After the expiration of the Offer, and the payment for all Shares tendered in the Offer, the Offeror may provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (a “Subsequent Offering Period”) of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, the Offeror shall be deemed to have accepted for payment tendered Shares when, as and if the Offeror gives oral or written notice to Computershare Trust Company of New York (the “Depositary”) of the Offeror’s acceptance for payment of Shares tendered in the Offer. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 18, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company of New York, the Depositary for the Offer, at (781) 575-3631.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 750-9496

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

1221 Avenue of the Americas

New York, New York 10020

Call Toll-Free: (877) 269-3652

February 20, 2007